RESULTS OF ANNUAL MEETING OF SHAREHOLDERS (UNAUDITED)

On May 11, 1999, the annual meeting of shareholders of The Latin America Investment Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1)  To re-elect two directors to the Board of Directors of the Fund.

Name of Director             For        Withheld        Non-Votes
James J. Cattano             5,724,766  717,285         1,124,288
Riordan Roett                5,709,138  732,913         1,124,288

In addition to the directors re-elected at the meeting, Dr. Enrique R. Arzac, Peter A. Gordon, George W. Landau, Martin M. Torino, William W. Priest, Jr. and Richard W. Watt continue to serve as directors of the Fund.

(2) To ratify the selection of PricewaterhouseCoopers LLP as independent public accountants for the fiscal year ending December 31, 1999.

		For             Against         Abstain      Non-Votes
		6,350,045       56,172          35,834       1,124,288

(3) To approve a shareholder proposal providing that the advisory contract between the Fund and Credit Suisse Asset Management be terminated.

		For             Against         Abstain      Non-Votes
		1,154,790       5,214,868       72,393       1,124,288

The required votes were not received to approve the above proposal.